SCIO Diamond Technology Corporation

411 University Ridge, Suite D

Greenville, South Carolina 29601

(864) 751-4880

September 27, 2012

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Ms. Linda Cvrkel, Branch Chief

Re:          Scio Diamond Technology Corporation

Form 10-K for the Year Ended March 31, 2011

Filed June 21, 2011

Form 10-Q for the Quarter Ended December 31, 2011

Filed February 14, 2012

Form 10-Q for the Quarter Ended June 30, 2012

Filed August 20, 2012

File No. 333-166786

Ms. Cvrkel:

On behalf of SCIO Diamond Technology Corporation (the “Company”), this letter responds to the letter dated September 13, 2012 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2011, the Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2011 and the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012.  The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter.  As requested, we will comply with all of the additional disclosures in future filings with the Staff.

Comment Letter dated September 13, 2012

Form 10-Q for the Quarter Ended December 31, 2011 (as amended)

Explanatory Note, page 2

Note 2. Asset Purchase, page 13

1.     We note from your response to our prior comment two that the amount allocated to in-process R&D and the growth in that amount from the Company’s preliminary estimate is the result of the comprehensive analysis of the cost to reproduce these assets. Please explain in detail why you believe the entirety of the amount of this intangible asset, which the Company considers “in process research and development” has alternative future uses. As part of your response, please explain the alternative future uses which you believe these intangible assets can be used for and explain in detail your basis for your conclusions that these assets have alternative future uses. Alternatively, please revise to reflect such costs as an expense in the Company’s financial statements pursuant to the guidance in ASC 730-10-25-2.

Response:  We include immediately below our response to a previous item 2 from your June 18, 2012 letter.

“The intangible assets acquired on August 31, 2011 include patents, patent applications, design and production secrets, and know-how which could be applied to a wide variety of end products and uses.  While these assets can be generally described in reference to the manufacture of laboratory-grown diamond material using a chemical vapor deposition process, their utility to the Company going forward may be widely divergent depending upon the demand that the Company receives from potential customers.  The most immediate potential divergence is between production and sales for/to the commercial markets versus the gemstone markets.  A number of the assets are specifically used in production of material for one of those markets, not both.  This potentially significant divergence, combined with the fact that the Company is in the very early stage of developing firm end-markets, makes it currently impossible for the Company to define commercialization potential on an asset by asset basis with any reasonable degree of reliability.

Note that further support of this position comes from specific uses for these assets even within the broader commercial/gemstone dichotomy.  Gemstone color, size and shape will be driven by market demand, and these attributes will determine the commercialization potential of various assets which contribute to the Company’s ability to deliver those attributes.  On the commercial side, hardness, thermal and electrical conductivity, optical refraction, size, and shape will vary widely with different end markets, and these attributes will again drive the commercial potential of our various intangible assets.

Since the technologies acquired have multifaceted uses and were not acquired for a single project or product line, the acquired intangible assets were not “costs of intangibles that are purchased from others for a particular research and development project and that have no alternative future uses” within the meaning of ASC 730-10-25-2c. Accordingly, we believe that the money paid for the intangibles was properly capitalized and that those amounts should then be amortized as deferred fees over their respective economic lives once the product lines become available for sale.”

In an effort to be more responsive, we include below a partial list of patents and of patents pending which were part of the purchase:

Patents

•      System and method for producing synthetic diamond

•      Tunable CVD diamond structures

•      Single crystal diamond tool

•      Structures formed in diamond

•      Enhanced diamond polishing

•      Method of forming an N-type doped single crystal diamond

•      Single crystal diamond having .sup.12C, .sup.13C, and phosphorous

•      Diamond Medical Devices

•      Method of growing boron doped single crystal diamond in a plasma reactor

•      Structures Formed In Diamond

•      A Method of Processing the Diamond and a Medical Device Utilizing A Diamond Semiconductor

•      A Method for Forming a Synthetic Monocrystalline Diamond

•      Grown Diamond Mosaic Separation

•      Method of Forming a Waveguide in Diamond

•      Tunable CVD Diamond Structures

•      Gallium Nitride Light Emitting Devices on Diamond

•      Diamond Heat Sink in a Laser

•      Detection of CVD Grown Diamond

•      Boron-Doped Diamond Semiconductor

Patents Pending

•      20090182520 ASSESSMENT OF DIAMOND COLOR

•      20080157096 SYSTEM AND METHOD FOR PRODUCING SYNTHETIC DIAMOND

•      20080156256 SYSTEM AND METHOD FOR PRODUCING SYNTHETIC DIAMOND

•      20070283881 SYSTEM AND METHOD FOR PRODUCING SYNTHETIC DIAMOND

•      20070155292 ENHANCED DIAMOND POLISHING

•      20070009419 Carbon grit

•      20050163169 Solid state diamond Raman laser

•      20050109268 Single crystal diamond tool

•      20050109266 Arc jet microwave plasma method of growing single crystal diamond

•      20050109265 Single crystal synthetic diamond

•      20050109264 Method of growing a single crystal diamond

•      20050109262 Boron doped single crystal diamond electrochemical synthesis electrode

•      20050066884 Method of growing a single crystal diamond

•      20050056209 Method of creating a synthetic diamond

•      20050056208 Synthetic diamond having alternating layers with different concentrations of impurities

•      20050056207 Single crystal diamond tool

Also, from our Annual Report on Form 10-K for the Year Ended March 31, 2012:

“The Company intends to pursue progressive development of core technologies and related intellectual property that will evolve into product opportunities across various applications.  The Company seeks to optimize this strategy through, among other things, its control of the production and sale of large volume, high purity diamond for technology applications. These opportunities may be monetized though joint venture and licensing arrangements with third parties and through continued development of intellectual property.  Anticipated application opportunities for the Company’s diamond materials include the following: diamond gemstone jewelry, power switches, processors, optoelectronics, geosciences, water purification, and MRI and other medical science technology.”  And,

“The current market for laboratory-grown diamond remains largely unknown and uncertain. Sales of laboratory-grown diamond into the gemstone market are thought to be very small currently. The industrial market for these products is more developed, but it is diffused globally and the Company is unable to reliably estimate its size or breadth.”

Note 3. Intangible Assets, page 13

2.     We note from your response to our prior comment three that due to the Company’s inability prior to commercialization of these assets to reliably determine or even estimate the timing, tenor or amount of cash flows which might be earned from them collectively or specifically, you believe it is appropriate to assign an indefinite useful life to the IPR&D asset. In light of this uncertainty in timing and amount of future cash flows, please tell us how you were able to determine the fair value of this asset. As part of your response, please discuss how expected future cash flows were included in your valuation. Also, it appears from your response that the useful life of the asset may be indeterminate, rather than indefinite, as discussed in ASC 350-30-35-4 and your useful life may need to be reconsidered. Please explain to us in more detail why you believe it is appropriate to assign the IPR&D asset an indefinite useful life, or alternatively, please revise to assign this asset an alternative useful life.

Response:  We include immediately below our response to a previous item 2 from your August 21, 2012 letter.

•      “In-Process R&D (IPRD)

•      ADI was effectively focused on a single function — research and development — until operations of the company ceased.

•      Because ADI had already progressed in its research and development, the cost of such progress can be avoided going forward.

•      Fair value of the IPRD was estimated using the following assumptions:

•      Annual expenses at ADI were estimated based upon planning documents (not actuals) discovered by the Company for certain years within the approximately 6 years that the IPRD was developed.  Legal costs related to the IPRD were based upon discussions with ADI’s patent counsel.

•      A discount of over 50% was applied to these costs-to-develop based upon the Company’s view of ADI’s inefficiency of operation.

•      Tax benefits were calculated at 35% and a reasonable developer’s profit was added to reflect a rate of return that might be expected on an investment at this risk level.

The amount allocated to in-process R&D and the growth in that amount from the Company’s preliminary estimate is the result of the comprehensive analysis of the cost to reproduce these assets described above [emphasis added].  This analysis was part of the appraisal completed by an expert third party.”

Expected future cash flows were not included in this valuation as it was done on the basis of cost to reproduce.

The Company at the time of filing had not identified material legal, regulatory, contractual, competitive, economic, or other factors which would limit the useful life of the IPRD.  The Company has not identified a foreseeable limit on the period of time over which the IPRD is expected to contribute to the cash flows of the Company.  As commercialization moves forward, the Company will address periodically whether this determination has changed and will adjust the useful lives to indeterminate or to defined tenor if appropriate and amortize from that point forward.

Form 10-Q for the Quarter Ended June 30, 2012

Note 2. Asset Purchases, page 11

3.     We note from your response to our prior comment six and your disclosure in Note 2 to the Form 10-Q for the quarter ended June 30, 2012, that your allocation of the purchase price of ADGC assets includes $150,000 of inventory and $740,000 of in-process IR&D. Please explain to us how you calculated or determined the preliminary fair value of these assets and the useful life of the in-process IR&D. Also, please explain to us why you believe the “in process research and development” has alternative future uses. As part of your response, please explain the alternative future uses which you believe these intangible assets can be used for and explain in detail your basis for your conclusions that these assets have alternative future uses. Alternatively, please revise to reflect such costs as an expense in the Company’s financial statements pursuant to the guidance in ASC 730-10-25-2.

Response:  The Company determined preliminarily the fair value of the inventory based upon market information on similar products and discussions with potential buyers.  The Company estimated the preliminary fair value of the IPRD.  Fair value will be adjusted based upon a third party appraisal.

Please note our response to item 1 above as the IPRD portion of the ADGC asset purchase shares many characteristics of those in the ADI purchase.  The alternative future uses are similarly split between gemstone and commercial uses to include know-how gained seeking to produce gemstones which the Company now has reason to believe may be have equal or greater utility in the commercial product lines.  As a result, the useful lives have been set as indefinite.

If you have any questions related to this letter, please contact me at (864) 751-4883.

Sincerely,

/s/ Charles G. Nichols
Charles G. Nichols
Chief Financial Officer

cc:           Joseph D. Lancia, Chief Executive Officer

Edward S. Adams, Chairman of the Board